

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 11, 2010

Li Xuemei
Chief Executive Officer
China Intelligent Lighting and Electronics, Inc.
c/o Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808

> **Re: China Intelligent Lighting and Electronics, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed May 6, 2010**
> **File No. 333-164925**

Dear Ms. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Selected Results of Operations for the Three Months Ended March 31, 2010

1.   We note that you indicate on pages 5, 38 and 51 that the preliminary selected data for the three months ended March 31, 2010, as presented, could differ materially from the actual results of operations for the three months ended March 31, 2010. In view of the fact that the financial statements otherwise would be required to be updated on May 14, 2010; please include in the amended filing the financial statements for the three months period ended March 31, 2010. Also, please revise the other sections of the registration statements as necessary due to updating the financial statements to March 31, 2010.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Thomas J. Poletti, Esq.
Anh Q. Tran, Esq.
K&L Gates LLP
Via facsimile: (310) 552-5001